
13030272

SEC Mail Processing Section
FEB 28 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 01, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citco Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

A DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 Duncan Mill Road, Suite 600
(No. and Street)

Toronto (City) Ontario (State) M3B 1Z6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name – *if individual, state last, first, middle name*)

Brookfield Place, 181 Bay Street
Suite 1400 (Address) Toronto (City) Ontario (State) M5J 2V1 (Zip Code)

C HECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Loss.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE 15-MONTH PERIOD ENDED
DECEMBER 31, 2012
AND INDEPENDENT REGISTERED CHARTERED
ACCOUNTANTS REPORT

OATH OR AFFIRMATION

I, Scott Case, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citco Securities Inc._ , as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title

Statement of financial condition as at December 31, 2012

	Note	12.31.2012 USD	
Assets			
Current Assets			
Bank balances and cash	2.8	357,645	
Other receivables	9	48,245	
Total Assets			405,890
Equity and liabilities			
Current liabilities			
Accrued expenses		70,854	
Current payables affiliated companies	6	17,203	
Total liabilities			88,057
Share capital	8	1	
Additional paid-in capital		1,225,000	
Deficit		(907,168)	
Total equity attributable to the shareholder of the company			317,833
Total equity and liabilities			405,890

Approved by the Board



Jack Selvage, Director

Computation of net capital

NET CAPITAL:	Note	
Total ownership equity qualified for Net Capital		317,833
Add:		
Total capital and allowable subordinated liabilities		317,833
Deductions and/or charges		48,245
Commodity futures contracts and spot commodities - proprietary capital charges		
Other deductions and/or charges		(48,245)
Net Capital before haircuts on securities positions		269,588
Net capital		269,588
Aggregated indebtedness		88,057
LESS NET CAPITAL REQUIREMENT - (The greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,870
NET CAPITAL IN EXCESS OF REQUIREMENT	10	263,718
Ratio of aggregate indebtedness to net capital		0.33 to 1

Note (1) There were no material differences between the computation of net capital as computed above and the unaudited FOCUS filed on January 23, 2013.

Computation for Determination of Reserve Requirements Pursuant to Rule 15C3-3 Under the Securities Exchange Act of 1934 as of December 31, 2012

The Company is exempt from the provisions of Rule 15c-3-3 (the "Rule") under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) and (k) (2) (ii) of the Rule.

Notes to the Financial Statements

1. General

1.1 Ownership

Citco Securities Inc. (the "Company") was organized on April 28, 2010, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) as the Company does not maintain customer accounts.

The Company is a wholly owned subsidiary of Citco Financial Products (London) Limited, the ultimate parent company is Citco III Limited, a company incorporated in the Cayman Islands.

Its registered office is as follows:

180 Duncan Mill Road, Suite 600
Toronto, Ontario
M3B 1Z6
Canada

1.2 Activities

Its activities are engaging in private placements and offering traditional securities to institutional investors. However, the entity has not commenced trading operations.

1.3 Company Structure

The Company is a wholly owned subsidiary of Citco Financial Products (London) Limited. The ultimate parent company is Citco III Limited, a company incorporated in the Cayman Islands.

1.4 Currency

These financial statements are presented in U.S. dollars ("USD"), being the functional currency of the Company. All transactions by the Company are in USD.

2. Principle accounting policies

There is no future accounting standards impacting Citco Securities Inc.

2.1 Statement of compliance

This financial statement has been prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP) as issued by the Financial Accounting Standards Board (FASB).

The Company was granted FINRA membership in October 2011 and received annual waiver for 2011's audit. The period covering the financial statements begin from the Company received its membership from FINRA which is October 2011 to December 2012.

2.2 Basic of measurement

Financial statement has been prepared on the historical cost basis.

2.3 Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Estimates are only used in the calculation of accrued expenses and liabilities.

2.4 Foreign currency transactions

Transactions in currencies other than USD are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing at the end of the reporting period. Profits and losses arising on exchange are included in net profit or loss for the period.

2.5 Taxation

The Company uses the liability method in providing for income taxes on all transactions that have been recognized in the financial statements. The liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net loss in the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

No deferred tax asset is being recorded at the moment as the Company is at the start-up stage, where operation has not yet begun.

2.6 Fair value of financial assets and liabilities

All of the Company's financial assets and liabilities, including cash, due to affiliates and accounts payable and accrued liabilities, are carried at cost which approximates fair value due to their short-term nature or imminent maturity.

2.7 Financial instruments

Financial assets and financial liabilities are recognized in the Company's statement of financial position when the Company has become a party (trade date) to the contractual provisions of the instrument. Financial assets and liabilities are offset and the net amounts are reported in the statement of financial position when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the net asset and settle the liability simultaneously.

The table below sets out the carrying amounts and fair values of the Company's financial assets and financial liabilities:

December 31, 2012	Held for Trading	Designated as FVTPL on initial recognition	Loans and receivables	Other financial liabilities	Total carrying amount	Fair value
Bank balances and cash	357,645	-	-	-	357,645	357,645
Other receivables	-	-	48,245	-	48,245	48,245
	357,645	-	48,245	-	405,890	405,890
Accrued expenses	-	-	-	70,854	70,854	70,854
Current payables affiliated companies	-	-	-	17,203	17,203	17,203
	-	-	-	88,057	88,057	88,057

2.8 Bank balances and Cash

Cash and cash equivalents comprise cash and short-term deposits. The carrying value approximates fair market value.

	12.31.2012 USD
Bank balances with affiliated companies	
Current accounts with other banks	357,644
Petty Cash	1
	357,645

7. Financial risk management

Risk overview

In its operating environment and daily activities, the Company encounters various risks and constantly strives to mitigate related risks,

The main risks identified by the Company, related to the activities, are:

(a) Market risk, which includes three types of risk:
   - (i) currency risk: the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates;
   - (ii) interest rate risk: the risk that the value of a financial instrument will fluctuate because of changes in market interest rates;
   - (iii) other price risk: other than those arising from interest rate risk or currency risk this includes the risk that the value of a financial instrument will fluctuate because of factors related to the issuer of the financial instrument or by broad market movement.

(b) Credit risk: the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.

(c) Liquidity risk: the risk that obligations cannot be met due to a mismatch between the maturity profiles of assets and liabilities.

(d) Operational risk: the risk that losses occur because of the failing in procedures and information systems and the inability of internal controls to detect these failings.

(e) Legal and regulatory risk: the risk that losses occur or reputation is damaged which is caused by executing activities and/or procedures which are not in compliance with the law and regulations.

Market risk

The Company does not actively manage this market risk as the risk is minimal due to the short duration of financial instruments.

Currency risk

It is the Company's policy not to actively enter into risk position and it usually refinances in the same currency with the same maturity.

Interest rate risk

Interest rate risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates. Interest rate risk is controlled through the monitoring of deposits and short-term investments with the use of the interest balance sheet and maturity profile. The Company is not exposed to significant amount of interest rate risk as there is no interest-bearing instrument.

Liquidity risk management

Ultimate responsibility fix liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Company's short-, medium- and long-term funding and liquidity management requirements. The

Company's manages liquidity risk by maintaining adequate reserves, banking facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities, By increasing the focus on counterparties from a credit management perspective the liquidity issues in case of non-performance of a counterparty are managed.

Liquidity risk table

The following table details the Company's remaining contractual maturity for its financial assets and liabilities. The table has been drawn up based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Company can be required to pay.

	Up to 1 month	1-3 months	3-12 months	Illiquid	Total
	USD	USD	USD	USD	USD
As at December 31, 2012:					
Current assets					
Other receivables	13,469	-	-	-	13,469
Bank balances and cash	357,645	-	-	-	357,645
Total assets	371,114	-	-	-	371,114
Current liabilities					
Accrued expenses	70,854	-	-	-	70,854
Current payables affiliated companies	17,203	-	-	-	17,203
Total liabilities	88,056	-	-	-	88,056
On-balance sheet surplus/(deficit)	283,058	-	-	-	283,058

Operational risk

To ensure the operational risk is adequately controlled, an extensive internal control framework has been set up. Also an extensive training program for staff has been introduced in view of the growth of the Company. The Risk Management Framework has been implemented at year-end for the whole Company.

8. Share capital

Authorized shares - unlimited

	12.31.2012
	Number of shares
Ordinary shares of par value USD 1 each	1

Ordinary shares issued and fully paid:

	Number of shares
As at October 1, 2011	1
As at December 31, 2012	1
Issue of new shares	-
As at December 31, 2012	1

9. Other receivables and accrued income

	12.31.2012 USD
Prepaid expenses	34,776
Other receivables	13,469
	48,245

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2012, the Company had net capital of approximately $269,588, which is approximately $263,718 in excess of the required minimum net capital. The Company's net capital ratio was 0.33 to 1.

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

11. Fair value of financial instruments

a) Valuation techniques and assumptions applied for the purpose of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets is determined with reference to quoted market prices;
- the fair value of other financial assets and financial liabilities (excluding derivative instruments) is determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions and dealer quotes for similar instruments;

- the fair value of derivative instruments is calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives: and
- the fair value of financial guarantee contracts is determined using option pricing models where the main assumptions are the probability of default by the specified counterparty extrapolated from market-based credit information and the amount of loss, given the default.

Financial assets are classified into the following specified categories: financial assets 'held-to-maturity investments', 'available-for-sale' and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Debt instruments that are classified as held-to-maturity, available-for-sale or loans and receivables recognize income on an effective interest rate basis.

Held-to-maturity investments

Debt instruments for which the Company has the expressed intention and ability to hold to maturity (held-to-maturity investments) are subsequently measured to redemption value over the remaining lifetime, less any impairment loss recognized to reflect irrecoverable amounts.

The annual amortization of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument, so that the revenue recognized in each period represents the effective interest rate on the investment.

Available-for-sale financial assets

Certain shares and redeemable notes held by the Company are classified as being available-for-sale and are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in Other Comprehensive Income and accumulated in revaluation available-for-sale assets reserve. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company's right to receive payments is established.

The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at reporting date. The change in fair value attributable to translation differences that result from a change in amortized cost of the

asset is recognized in profit or loss, and other changes are recognized in other comprehensive income.

b) Fair value measurements recognized in the statement of financial condition

Financial instruments are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments carried at fair value consist of bank balances and cash which are classified as Level 1.

12. Financial assets and liabilities not carried at fair value

The following methods and significant assumptions have been applied in determining the fair values of financial instruments carried at cost. The fair value of assets and liabilities maturing within 12 months is assumed to approximate their carrying amount.

13. Subsequent events

The Company has evaluated subsequent events up to and including February 22, 2013, which is the date that these financial statement were available to be issued. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, these financial statements.



Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada
Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditor's Report

To the Shareholder of
Citco Securities Inc.

We have audited the accompanying financial statements of Citco Securities Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of comprehensive loss, cash flows and changes in stockholder's equity for the 15-month period then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citco Securities Inc. as of December 31, 2012, and the results of their operations and their cash flows for the 15-month period then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The un supplemental schedules g, h, and i3 listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America.

In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.



Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
February 22, 2013